Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-219440) on Form S-8 of British American Tobacco p.l.c. of our report dated June 21, 2024, with respect to the statements of net assets available for benefits of the RAI 401k Savings Plan as of December 31, 2023 and 2022 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023, which report appears in the December 31, 2023 annual report on Form 11-K of the RAI 401k Savings Plan.

/s/ Mayer Hoffman McCann P.C.

June 21, 2024
St. Petersburg, Florida